

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 19, 2017

<u>Via E-mail</u>
Joseph R. Cavatoni
Principal Executive Officer
World Currency Gold Trust
c/o WGC USA Asset Management Company, LLC
685 Third Avenue, 27th Floor
New York, NY 10017

Re: World Currency Gold Trust
Amendment No. 5 to Registration Statement on Form S-1
Filed January 9, 2017
File No. 333-206640

Dear Mr. Cavatoni:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to identify the Seed Capital Investor and specify the relationship between the Seed Capital Investor and the Sponsor. Refer to Item 508 of Regulation S-K.

Breakeven Analysis, page 60

2. Please tell us how you determined $115.91 is the initial selling price. Within your response, please reconcile this amount to the $130 amount on the cover page.

Plan of Distribution, page 75

3. We note your disclosure that the Seed Capital Investor will not act as an Authorized Participant with respect to the Seed Creation Units. Please revise to clarify how its activities with respect to the Seed Creation Units will be distinct from those of an Authorized Participant. Tell us if the Seed Capital Investor is a registered broker-dealer. Please also clarify whether the Seed Capital Investor may act as an Authorized Participant to purchase Creation Units in the future.

Statement of Financial Condition, page F-3

4. We note you have provided an audited statement of financial condition for the Fund. Please revise your filing to also include audited financial statements for the Trust. Reference is made to Question 104.01 of the Securities Act Sections Compliance and Disclosure Interpretations.

Notes to the Statement of Financial Condition, page F-4

5. Please revise to disclose how you will account for gold.

You may contact Jennifer Monick, Assistant Chief Accountant, at (202) 551-3401 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Richard F. Morris, Esq.
        Morgan, Lewis & Bockius LLP